Exhibit 99.2

XP Inc.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The Board of Directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 30, 2025 at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time. The AGM will be held virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil in accordance with Cayman Islands law. Shareholders as of the Record Date (as defined below) are able to submit a proxy or, if they wish to attend the AGM in person, physically appear at the offices of the Company or attend virtually. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

On or about May 7, 2025, we first mailed to our shareholders our proxy materials, including this proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as of 4:00 p.m. Eastern Time on April 29, 2025 (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a holder of Common Shares as of the Record Date.

As of 4:00 p.m. Eastern Time on the Record Date, 538,400,475 Common Shares were issued and outstanding, including 435,024,749 Class A Common Shares and 103,375,726 Class B Common Shares. One or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to ten votes at the AGM. The ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific voting instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 29, 2025, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you are a registered shareholder, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“EQ”), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by EQ. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, by either physically attending the offices of the Company or attending in a virtual form in accordance with the instructions set forth in the accompanying proxy card. If you are a registered shareholder and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to such institutions directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must, in each case, be received by us no later than the date and time set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 29, 2025.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

The Company seeks shareholder approval and ratification of the Company’s 2024 audited consolidated financial statements (the “Audited Accounts”) which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2024. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: May 7, 2025